EXHIBIT 99.1

GENFIT: Board of Directors, Represented by Chairman Jean-François Mouney, Appoints Pascal Prigent as New CEO

Lille (France), Cambridge (Massachusetts, United States), September 2, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced that its board of directors has appointed Pascal Prigent, GENFIT’s Executive Vice President of Marketing and Commercial Development, as Chief Executive Officer, following the recommendation of Jean-François Mouney, who will remain Chairman of the Board.

As the Company celebrates its 20th anniversary, co-founder Jean-François Mouney has decided to focus exclusively on his role as Chairman of the Board starting September 16, 2019. At his recommendation, Pascal Prigent, currently the EVP of Marketing and Commercial Development, has been appointed as CEO by the Board.

Pascal joined GENFIT in May 2018 and has worked closely with Jean-François and Dean Hum, GENFIT’s COO and CSO, since his arrival. A key member of GENFIT’s Executive Committee, Pascal is instrumental in establishing a global team of high profile collaborators and consultants with the objective to prepare for the potential commercialization of elafibranor and NIS4. Prior to GENFIT, Pascal had over 20 years of experience in the pharmaceutical industry, including international management roles with Eli Lilly and GlaxoSmithKline.

Jean-François Mouney, Co-founder, Chairman & CEO of GENFIT, commented: “It’s a personal decision taken after thoughtful consideration, following two decades of intensive work dedicated to developing GENFIT. I’ve asked Pascal to accept the CEO position because I’m convinced he is best positioned to oversee our future corporate growth. Pascal has the right experience, the right skills, the right mindset and the right personality to help build GENFIT for success in the years to come. I look forward to continuing my leadership as Chairman of the Board, including potentially recruiting new board members with international and diverse experience to best prepare us for the exciting years ahead.”

Pascal Prigent, future Chief Executive Officer of GENFIT, added: “I am honored to take on the role of GENFIT’s CEO and look forward to working with Jean-François and the Board, as well as Dean and the highly skilled teams at GENFIT. Jean-François’ success over the last 20 years, from entrepreneur to CEO of a U.S.-listed company recognized as a global leader in NASH, is the result of his unyielding commitment and expertise. In the coming months, our Phase 3 RESOLVE-IT trial will have an interim read-out, and elafibranor could potentially become the first and only therapy to address NASH resolution without worsening of fibrosis. With our recent expansion into the United States and a solid cash position, we are preparing the company’s future as a commercial organization, to create long term value for our employees and shareholders, and for the NASH field overall,  especially the patients”

Xavier Guille des Buttes, Vice-Chairman of the Board of Directors of GENFIT, added: “The Board has unanimously approved Pascal’s nomination. In the time since he has joined GENFIT Pascal has made significant contributions and has demonstrated to us that his skill set, personality and track-record will be valuable tools in the pivotal period our Company is now beginning. We also want to thank Jean-François for his tremendous accomplishments over the last 20 years, and respect his decision.  We know that Pascal and his colleagues have been well chosen and are well prepared for this new managerial structure, and are also pleased the Jean-François will continue to remain closely involved in the Company, bringing his vast experience and leadership to his strategic role as Chairman of our Board.”

Click here to view the short video featuring Jean-François, Pascal and Dean discussing GENFIT’s new leadership: https://www.genfit.com/investors/corporate-governance/

ABOUT ELAFIBRANOR

Elafibranor is GENFIT’s lead pipeline product candidate. Elafibranor is an oral, once-daily, first-in-class drug acting via dual peroxisome proliferator-activated alpha/delta pathways developed to treat, in particular, nonalcoholic steatohepatitis (NASH), for which it has been granted Fast Track Designation. GENFIT believes, based on clinical results to date, that elafibranor has the potential to address multiple facets of NASH, including inflammation, insulin sensitivity, lipid/metabolic profile, and liver markers. Phase 2 clinical trial results have also shown that elafibranor may be an effective treatment for PBC, a severe liver disease. Elafibranor was granted a Breakthrough Therapy Designation in this indication.

ABOUT NASH

“NASH” is a liver disease characterized by an accumulation of fat (lipid droplets), along with inflammation and degeneration of hepatocytes. The disease is associated with long term risk of progression to cirrhosis, a state where liver function is diminished, leading to liver insufficiency, and also progression to liver cancer.

ABOUT RESOLVE-IT

RESOLVE-IT is a phase 3 study evaluating the efficacy and safety of elafibranor 120mg versus placebo in patients with nonalcoholic steatohepatitis (NASH) and fibrosis. It is a multicenter, randomized, double-blind, placebo-controlled study with 2 arms. It is conducted under Subpart H (FDA) and conditional approval (EMA). Treatment duration until interim analysis for accelerated approval is 72 weeks.

ABOUT PBC

“PBC” is a chronic disease in which bile ducts in the liver are gradually destroyed. The damage to bile ducts can inhibit the liver’s ability to rid the body of toxins, and can lead to scarring of liver tissue known as cirrhosis. Elafibranor has shown promising results for the treatment of PBC in a Phase 2 clinical trial, and was granted the Breakthrough Therapy Designation by the FDA in this indication.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial in PBC later this year following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of NASH patients, the company is also developing a new, non-invasive and easy-to-access blood-based in vitro diagnostic test to identify patients with NASH who may be appropriate candidates for drug therapy. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 160 employees. GENFIT is a public company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to Genfit, including statements regarding the commercialization of elafibranor and diagnostic test NIS4, to future corporate growth, to the appointment of new board members, to the readout of elafibranor’s interim results from the Phase 3 in adult NASH and timeline of the readout, to the potential for elafibranor to become the first and only therapy to address NASH resolution without worsening of fibrosis, and to the creation of value for shareholders. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements.  Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2018 Registration Document filed with the AMF on February 27, 2019 under n° D.19-0078, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated March 26, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

  GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

Attachment

  2019.09.02 - GENFIT PR - Update on Corporate Governance (https://ml-eu.globenewswire.com/Resource/Download/fcfa28db-4264-40a2-8855-f04095e7cd90)